December 18, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL/Vanguard Capital Growth Fund, a series of the Trust (the “Acquired Fund”), a Proxy Statement and Prospectus, a Statement of Additional Information, and Forms of Proxy and Voting Instruction Cards relating to the special meeting of shareholders of the Acquired Fund (the “Meeting”).  The Meeting is being held to request approval of the reorganization of the Acquired Fund into the JNL/T. Rowe Price Established Growth Fund, also a series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 19, 2021.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 574-2089.
Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

Enclosure